THIS PAPER DOCUMENT IS BEING SUBMITTED
PURSUANT TO RULE 101(d) OF REGULATION S-T

FORM U-12(I)-A
[As last amended in Release No. 35-26031, effective May 31, 1994, 59 F.R. 21992.]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.


FORM U-12(I)-A

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF

NOTE: This form is prescribed for statements to be filed within 10 days after the date of each activity within the scope of section 12(i) of the Act and for supplemental monthly statements which are required to be filed within 10 days after the close of each calendar month in which expenses are incurred or compensation received in connection with such activity. (Inapplicable to the extent that advance statements are duly filed on Form U-12(I)-B.)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement. Sidley & Austin, 1722 Eye Street, N.W., Washington, D.C. 20006.
2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in item 4 below.
Frederic G. Berner, Jr., and Julia E. Sullivan, Sidley & Austin, 1722 Eye Street, N.W., Washington, D.C.
3. Registered holding company systems involved.
NiSource Inc.
4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.
Employed by Columbia Energy Group, a subsidiary of NiSource Inc., to represent Columbia Gas Transmission Corporation in proceedings before the Federal Energy Regulatory
Commission.
5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

----------------------------------------------------------------
                       Salary or other
                       compensations
                     -------------------
Name of recipient  received     to be     Person or company from
                                received  whom received or to
                     (a)        (b)       be received
================================================================
Sidley & Austin    $8,403.75    See Form  Columbia Gas
                   accrued as   U-12(I)-B Transmission
                   of 2-28-01             Corporation
================================================================

(b) Names of persons with whom the undersigned has divided
or is to divide his compensation (stated in item5(a)
above, and the total amount being paid over by the
undersigned to each such person.
	None.
6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described
in item 4, above..
(a) Total amount of routine expenses: $132.10 accrued as
of 2-28-01.
(b) Itemized list of all other expenses:  None.
Date:  March 15, 2001			(Signed)  Julia E. Sullivan

Section 12(i) of the Public Utility Holding Company Act of
1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or Committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.